Sergio Marchionne
Chairman

November 19, 2012

The Special Committee of the Board of Directors
Of CNH Global N.V.

Re:           Fiat Industrial Proposal

Gentlemen,

This letter follows our recent discussions in which the Special Committee of the Board of Directors of CNH Global N.V. has communicated its concerns and those of certain of the minority shareholders of CNH regarding Fiat Industrial’s May 30, 2012 merger proposal, concerns that I understand were the basis for your announcement on October 15 that you would not recommend the May 30 proposal.

Fiat Industrial continues to be committed to the industrial and financial logic of developing a more integrated group that can emerge as a true peer to the major North American-based capital goods companies and benefit from re-rating through a more liquid stock with a primary listing in New York.  We have always been confident that shareholders of both CNH and Fiat Industrial would benefit from substantial potential upside in NewCo’s equity value and therefore, as we indicated in our October 15 notice, we were prepared to discuss with the Special Committee revising the terms of Fiat Industrial’s proposal so long as the revised terms continued to achieve these benefits.

Over the past several weeks we have discussed alternatives to improve Fiat Industrial’s proposal but you have not been willing to commit to recommend any of the potential revised proposals that we have put forth.

Therefore, Fiat Industrial is putting forth this best and final offer of financial terms.

These terms would add to the original merger proposal a substantial cash dividend of $10.00 per CNH share to the CNH minority shareholders that would be paid prior to the merger and if practicable, prior to the end of this year, accelerating their realization of a significant portion of the value in the transaction.  This special dividend, when added to the original proposal of 3.828 NewCo common shares for each CNH share, provides CNH shareholders with a 25.6% improvement over the implied value of Fiat Industrial’s original May 30 proposal, plus the value inherent in the accelerated distribution.

Fiat Industrial S.p.A. Via Nizza 250, 10126 Torino Tel. +39 011 006 1111, Fax +39 011 006 1219	Capitale sociale Euro 1.919.433.144,74 i.v. Registro imprese di Torino 10352520018

While I respect the considerable efforts you and your colleagues on the CNH Special Committee have made to maximize the value for the CNH minority shareholders, there is simply no more to be offered by Fiat Industrial.  Any further efforts by the CNH Special Committee to grasp better economic terms from Fiat Industrial will jeopardize the transaction, leaving the CNH minority shareholders ultimately holding a security with a market value that is likely to fall significantly short of the value of Fiat Industrial’s best and final offer.

I have attached to this letter a summary of the terms of Fiat Industrial’s best and final offer.  The key value elements of the proposal would be delivered through the following revised terms for the transaction:

•
CNH would pay a special dividend in cash of US$10.00 per share to CNH shareholders; to the extent practicable, Fiat Industrial would work with CNH to enable this dividend to be paid before the end of 2012; as I indicated to you several weeks ago, a dividend payable by year end would require that the parties finalize an agreement well before the end of November; Fiat Industrial would also be prepared to defer its 88% portion of this dividend so that it would be paid only if the merger agreement were terminated.

•	Fiat Industrial and CNH would each merge into NewCo, and CNH minority shareholders would receive 3.828 NewCo common shares for each CNH share.

•
The other terms of the transaction, including the loyalty voting system for NewCo and the approval processes for the merger, would remain as initially proposed in our letter of May 30, 2012 as we have further discussed.

We believe this offer to be a very significant movement for Fiat Industrial, while remaining consistent with our original objectives which have been supported by securities analysts, rating agencies and market participants.  We believe that, through the merger, shareholders of both companies should have the ability to share in the attractive opportunities offered by an enhanced platform for future growth and strategic independence and benefit from the significantly improved capital markets appeal of NewCo.

As we near the six month mark since the original proposal was made, we simply need to determine whether the Special Committee can recommend these terms.  Therefore, Fiat Industrial will withdraw this offer and terminate further discussions on the proposed merger unless the Special Committee advises Fiat Industrial by 11:59 pm Eastern Standard Time on Wednesday, November 21 that it is prepared to recommend these terms in their entirety and the parties enter into a definitive merger agreement by Sunday, November 25.  After this, we will be out of runway to take the necessary steps for the envisioned dividend to be paid by year end.  More importantly, however, we have simply reached a point at which Fiat Industrial needs to move on and focus on other means of advancing its shareholders’ interests.  In addition to the normal distractions inherent in a transaction of this sort, the combined FI-CNH group needs to attend to a number of critical matters promptly if we do not reach agreement.  These include both strategic and corporate as well as operational priorities as Fiat Industrial seeks to achieve on its own and for its shareholders the benefits we sought to achieve for both sets of shareholders through the merger.

In the event the Special Committee is unwilling to recommend the proposed combination on these improved terms by the deadline specified above, Fiat Industrial intends to proceed with the other aspects of the proposed transaction, including the merger of Fiat Industrial with a newly formed company incorporated in the Netherlands and with listings in New York and Milan.  This transaction, as well as other steps we have discussed that Fiat Industrial intends to take as outlined in this letter, will enable the Fiat Industrial group to reap most of the benefits expected from the proposed transaction through the creation of a true peer to the major North American-based capital good companies, an expected re-rating of the group’s equity through a class of liquid stock in a Dutch entity listed in New York, and additional strategic flexibility attained through the adoption of a loyalty share mechanism.

Fiat Industrial, as 88% shareholder of CNH, intends to execute all permissible actions within its control (while at all times being mindful and respectful of the rights of the CNH minority shareholders) in which it can achieve for its shareholders the benefits sought through the proposed strategic combination by further integrating operations and minimizing incremental costs to the group as a result of maintaining two listed companies, including by compensating Fiat Industrial fairly for the management services provided to CNH on a third-party basis, transitioning equity incentives for CNH directors and officers to cash or equity of Fiat Industrial in order to ensure incentives are aligned within the Fiat Industrial group, and having Fiat Industrial entities transact with CNH on fully-priced arm’s length terms.  Fiat Industrial will also refocus its efforts and resources on bolstering operational excellence and investor relations at the Fiat Industrial level to enhance the visibility and performance of the Fiat Industrial group as a whole.  This refocus, along with the elimination of diverging “home” jurisdictions between the listed companies in the Group should improve liquidity in the trading market for Fiat Industrial’s shares and facilitate the anticipated re-rating in the parent’s US listed shares.  Finally, in order to efficiently use capital within the Group, Fiat Industrial would not expect to approve dividends from CNH for the foreseeable future.

As you are aware, the CNH audit committee has been tasked with a review of intergroup pricing changes proposed by subsidiaries of Fiat Industrial which were required in order to meet the Special Committee’s request that financial forecasts be prepared that extend beyond the existing Fiat Industrial and CNH business plan which cover the 2010-2014 period.  The need to update pricing across Fiat Industrial’s operating units was particularly acute for engines supplied by FPT Industrial.  Prices for engines must be adjusted in periods beginning in 2015, or perhaps earlier, to reflect market benchmarks in recognition of FPT’s significant investments and success in developing next generation powertrains, its crucial role in enabling its key customers to develop competitive advantages and improve their market position as well as its own rapidly improving third-party sales performance.

Fiat Industrial and its predecessor have during my tenure maintained a policy of transparency with respect to business plans and financial forecasts, a policy that was most recently followed by Fiat S.p.A. in connection with its third quarter earnings announcement.

Now that the parameters of engine re-pricing are coming into focus, Fiat Industrial will shortly be presenting updated business plans and related financial forecasts to the market that reflect the new pricing structure.   Subject to the final approval, at the relevant time, of the CNH audit committee which is responsible for approving any material related party transactions and ensuring that they are on arm’s length terms, Fiat Industrial expects the re-pricing of FPT’s engines and R&D services, with all other variables held constant to reduce CNH’s trading profit margin beginning in 2015 by as much as 100 basis points.

In considering Fiat Industrial’s best and final offer and the terms set forth in this letter, I trust you will consider not only the significant steps that we have made to address the Special Committee’s views and the intrinsic merits of the proposal but also the views of the CNH shareholders who will benefit from this transaction by receiving the proposed premium on top of the value of being a continuing shareholder in NewCo.  Fiat Industrial and its advisors remain available to work with the Special Committee and its advisors, without changing the economic nature of this best and final offer, as we try to bring this transaction to a prompt and successful conclusion.

This letter triggers a disclosure obligation for Fiat Industrial in its capacity as a significant shareholder of CNH pursuant to U.S. securities laws.  Accordingly, Fiat Industrial intends to file an amended Schedule 13D including this letter promptly.

I look forward to hearing from you.

Very truly yours, /s/ Sergio Marchionne Sergio Marchionne

Term Sheet
Fiat Industrial/CNH – Merger Transactions

This term sheet is provided to facilitate discussion regarding the possible terms of a transaction, is non-binding and does not create obligations of any kind whatsoever on the part of any person, including any obligation to enter into any agreement or to continue discussions or negotiations.

Structure
• Fiat Industrial S.p.A. (“FI”) and CNH Global N.V. (“CNH”) will combine into a new holding company organized in The Netherlands (“NewCo”).
• CNH and NewCo will merge pursuant to a merger governed by Dutch law and FI and NewCo will merge pursuant to an EU cross-border merger (together, the “Mergers”).

Consideration
• FI shareholders will receive, for each FI share held immediately prior to the Mergers, one (1) NewCo common share, with attributes described below.
• CNH shareholders will receive, for each CNH common share held immediately prior to the Mergers  3.828 NewCo common shares.

Extraordinary Dividend
• CNH will declare and pay prior to closing a dividend of US$ 10.00 per CNH share to each shareholder of CNH.  CNH will to the extent practicable pay this dividend by December 29, 2012.  The dividend to FNH will be deferred and will be paid only in the event that the Mergers are not completed. This payment and deferral would be carried out through the following process:
    o The CNH articles of association will be amended such that the CNH common shares held by FNH are converted into a separate class of common shares (the “FNH CNH Shares”) and the other CNH shares shall remain as regular CNH common shares.
    o A dividend of US$ 10.00 per CNH common share shall be declared and paid prior to closing.
    o Out of the current CNH reserves, an amount of US$ 10.00 per FNH CNH Share shall be allocated to separate reserves for the sole benefit and account of FNH CNH Shares.  The FNH CNH Shares shall have a preferential right to dividends and distributions until these reserves are distributed as a dividend to FNH as holder of the FNH CNH Shares.
    o If the Mergers are not consummated by the long stop date in the Merger Agreement, the “catch-up” dividend on the FNH CNH Shares will be paid.

    o There will be no other differences between the FNH CNH Shares and the regular CNH common shares.
    o If the Mergers are not consummated, once the “catch up” dividend is paid with respect to the FNH CNH Shares, the two classes will once again become fully fungible and any extraneous terms of the articles of association would be eliminated.

Listing
• On the first trading day following effectiveness of the Mergers, the NewCo common shares will commence trading on the New York Stock Exchange (“NYSE”). NewCo common shares may also be listed on a European exchange but this listing will not be a condition to the Mergers.

Governance
Loyalty Voting
• NewCo will implement a loyalty voting structure.
• Shareholders that participate in the shareholders’ meetings of FI or CNH to consider the transaction and continue to hold their shares until closing (other than, in the case of FI shareholders, any that exercise withdrawal rights) may elect to have NewCo common shares received in the Mergers registered in a special segment of NewCo’s share register and thereafter be entitled to two (2) votes per share.
• Shareholders will be entitled to retain double-vote shares indefinitely.
• If a shareholder directly or indirectly transfers shares entitled to double votes following the Mergers, the shares will revert to the regular segment of the register and will be entitled to a single vote per share.
• Following the Mergers, shareholders with single-vote shares can “earn” a double vote through a loyalty mechanism by holding the shares continuously for at least three (3) years.

Representations and Warranties
• Each of FI and CNH will give representations and warranties regarding its business and operations customary for comparable transactions; representations will be subject to a material adverse effect (“MAE”) standard.
• MAE will be defined with customary carve-outs for: changes affecting the general economy or industry; changes resulting from entry into the Merger Agreement or announcement/pendency of the Mergers; and political unrest, terrorism, war, etc.
• Representations will not survive completion of the Mergers.

Tax
• The Merger transactions are intended to be structured in a manner that generally minimizes the tax impact on the companies and their shareholders, where consistent with the overall commercial objectives of the Mergers.

Covenants
Interim Conduct of Business
• FI and CNH will each conduct its business between signing and closing in the ordinary course consistent with past practice and will use reasonable efforts to preserve intact their business organization, keep officers and employees, and preserve business relationships.
• FI and CNH will each agree not to take certain actions between signing and closing except as specifically agreed in the Merger Agreement, e.g.:
    o pay dividends other than dividends declared in accordance with previously stated dividend policies;
    o split, combine or reclassify stock;
    o repurchase or redeem stock other than pursuant to an existing approved plan;
    o issue or sell stock (exception for stock options or stock grants pursuant to established company plans); and
    o amend organizational or governing documents if such amendment would materially affect the rights of shareholders, approvals required for the transaction or otherwise affect the consummation of the transaction.
Registration Statement
• FI and CNH will cooperate to prepare and file a registration statement on Form F-4 (the “Registration Statement”) to register securities of NewCo to be issued to FI and CNH shareholders in connection with the Mergers.
• Parties will use reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable.
Regulatory Approvals
• FI will prepare and file an information document pursuant to applicable laws and regulations.
• FI, CNH and NewCo will prepare and file all statutory merger documentation required by Dutch and Italian law.
• CNH will prepare and file all regulatory filings required by Dutch and US law.
• NewCo will prepare and file a listing application with NYSE.
• If NewCo elects to list its common shares on a European stock exchange, it will prepare and file a listing prospectus with the Autoriteit Financiële Markten and a listing application and related filings with the chosen European stock exchange.

• CNH will cooperate with FI and NewCo in the preparation of the above referenced documentation.
• Parties will use reasonable best efforts to obtain all necessary regulatory approvals.
Shareholders’ Meetings; Board Approval
• The boards of each of FI and CNH will approve the Merger Agreement and the respective Merger Plan and recommend the transaction to their respective shareholders.
• Each of FI and CNH will promptly hold shareholders’ meetings to approve the Mergers.

Closing Conditions
• The closing of the Mergers will be subject to certain customary closing conditions, including:
    o approval of the relevant Merger by FI and CNH shareholders;
    o NYSE listing;
    o no injunctions;
    o material regulatory approvals, if any;
    o effectiveness of the Registration Statement; and
    o no substantial creditor opposition under Italian or Dutch law (or satisfaction of claims) enjoining either Merger.
• The closing of the Mergers will be subject to a non-waivable condition capping the exercise of (i) withdrawal rights by FI shareholders and (ii) opposition rights by FI creditors, at €250 million in the aggregate.

Termination
Merger Agreement may be terminated:
• by mutual agreement of parties, prior to shareholders’ meetings;
• by either party upon material breach by the other party that is not capable of being cured by a drop dead date which will be a specific date to be discussed by parties;
• by either party if closing conditions are not satisfied by drop dead date or at any time if any closing condition becomes incapable of being satisfied; and
• by either party if shareholders of either FI or CNH do not approve the relevant Merger.

Director Indemnification	• NewCo’s articles will include substantially the same provisions for indemnification and liability of directors as in CNH’s current articles.